Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 4, 2006 and April 5, 2006

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on April 4, 2006 and April 5, 2006 via CCN Matthews.

Item 4.	Summary of Material Changes

See attached press releases.

Item 5.	Full Description of Material Change

See attached press releases.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Elaine Sanders, Chief Financial Officer, at (604) 633-4888.

Item 9.	Date of Report

April 5, 2006

News Release –– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

Alexco Announces Public Offering of 3 Million Shares and
NovaGold to Purchase Additional 1.2 Million Shares

April 4, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco” or the “Company”) has entered into an agreement with Canaccord Capital Corporation for the sale of up to 3.0 million common shares by way of short form prospectus. The agreement also provides an over-allotment option for up to 0.5 million common shares exercisable by Canaccord up to 48 hours prior to closing. The Company also intends to sell on a non-brokered basis 1.2 million common shares to NovaGold Resources Inc. (TSX, AMEX: NG) to maintain its pro-rata ownership of the Company. The price of the common shares sold will be set by agreement between the Company and Canaccord.

The offering is scheduled to close on or about April 28, 2006. The offering is subject to, among other things, receipt by Alexco of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

The net proceeds of the offering will be used for exploration on the Company's properties, to fund the Company's reclamation business and for general corporate purposes. The net proceeds from the exercise of any over-allotment option will be added to the Company’s general working capital.

In consideration for their services, the agent will receive a 6.5% cash commission and broker warrants exercisable for common shares equal to 6.5% of the number of common shares sold in the brokered offering. The broker warrant will be exercisable for a period of 12 months following the closing date.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and where appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Elaine M. Sanders, Chief Financial Officer, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

News Release –– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

Alexco Sets Price at $2.50 per Share for Public Offering of 3 Million Shares
and NovaGold’s Purchase of Additional 1.2 Million Shares

April 4, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco” or the “Company”) is pleased to announce that it has reached an agreement with Canaccord Capital Corporation to price the public offering previously announced at $2.50 per common share.

The Company had entered into an agreement with Canaccord for the sale of up to 3.0 million common shares by way of short form prospectus. The agreement also provides an over-allotment option for up to 0.5 million common shares exercisable by Canaccord up to 48 hours prior to closing. The Company also intends to sell on a non-brokered basis 1.2 million common shares to NovaGold Resources Inc. (TSX, AMEX: NG) to maintain its pro-rata ownership of the Company. The price of the common shares to be sold on both the brokered and non-brokered basis has been set at $2.50 per share.

The offering is scheduled to close on or about April 28, 2006. The offering is subject to, among other things, receipt by Alexco of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

The net proceeds of the offering will be used for exploration on the Company's properties, to fund the Company's reclamation business and for general corporate purposes. The net proceeds from the exercise of any over-allotment option will be added to the Company’s general working capital.

In consideration for their services, the agent will receive a 6.5% cash commission and broker warrants exercisable for common shares equal to 6.5% of the number of common shares sold in the brokered offering. The broker warrant will be exercisable for a period of 12 months following the closing date.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and where appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Elaine M. Sanders, Chief Financial Officer, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4